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                           UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                           SCHEDULE 13D

               Under the Securities Exchange Act of 1934

                    Barbecue Capital Corp.
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                       (Name Of Issuer)

                         Common Stock
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                 (Title of Class of Securities)

                          067084103
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                        (CUSIP Number)

Jeff Holmes, 8800 North Gainey Center Drive, Suite 256, Scottsdale, Arizona 85258 (480) 443-0851
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(Name, Address and telephone Number of Persons Authorized to Receive Notices and Communications)

                          May 20, 2000
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       (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the Following Box if a fee is being paid with the statement [  ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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SCHEDULE 13D

CUSIP NO. 067084103

1.  Name of Reporting Person: Jeff Holmes

    S.S. or I.R.S. Identification No. of Above Person:

2.  Check the Appropriate Box if a Member of a Group:  NA

3.  SEC Use Only

4.  Source of Funds:  PF

5. Check Box if Disclosure of Legal Proceedings is required pursuant to items 2(d) or 2(e): NA

6.  Citizenship or Place of Organization:  United States

7.  Sole Voting Power: 550,000

8.  Shared Voting Power: 100,000

9.  Sole Dispositive Power: 550,000

10.  Shared Dispositive Power: 100,000

11.  Aggregate Amount Beneficially owned by Each Reporting Person: 650,000

12.  Check Box if the Aggregate Amount in Box (11) Excludes Certain Shares:
NA

13. Percent of Class Represented by Amount in Row (11): At November 8, 2001, the 650,000 shares would represent 53.7%

14.  Type of Reporting Person:  IN


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Item 1.  Security and Issuer:

           This statement relates to shares of Common Stock of Barbecue Capital Corp. (the "Issuer") whose address is 8800 North Gainey Center Drive, Suite 256, Scottsdale, Arizona 85258.

Item 2.  Identity and Background:
     (a)     The individual filing this statement is Jeff Holmes;

     (b) Mr. Holmes's business address is 8800 North Gainey Center Drive, Suite 256, Scottsdale, Arizona 85258;

     (c)     Mr. Holmes is the president of Barbecue Capital Corp.;

     (d) Mr. Holmes has not been convicted in a criminal proceeding within the last five years;

     (e) Mr. Holmes has not been a party to a civil proceeding of a judicial or administrative body which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on findings any violation with respect to such laws; and

     (f)     Mr. Holmes is a citizen of the United States.

Item 3.  Source and Amount of Funds or other Consideration:

      All funds used in the purchase of the shares of common stock of the Issuer were personal funds of Mr. Holmes. Mr. Holmes has made numerous purchases of the Issuer's common stock, and accordingly, it is difficult to say the dollar amount expanded on the shares currently held; however, Mr. Holmes estimates that approximately $55,000 was expended on the purchase of the shares of common stock.

Item 4.  Purpose of Transaction:

     The securities were purchased for investment purposes only. Mr. Holmes may acquire additional securities of the Issuer if he feels they are a good investment at the time or may sell his securities in the Issuer if he feels the sale is a good investment decision. Mr. Holmes has no plans in regards to the Issuer or its securities other than as an investment. Most of the purchases made by Mr. Holmes during the last twelve months were made to help support the Company which was in need of cash to stay in operation.

Item 5.  Interest in Securities of the Issuer.

     (a) As of November 8, 2001, Mr. Holmes owned shares of the issuer. Mr. Holmes acquired 50,000 shares in May 1998 for $5,000. In May 2000, Mr. Holmes acquired 500,000 shares for $50,000 from Joe Thomas the former president of the Company. Mr. Holmes' children, which live in his house, own an additional 100,000 shares of the Company.

     (b)     Mr. Holmes has sole power to vote all of his shares.

     (c) During the past 60 days, Mr. Holmes has not sold any shares of the Issuer.


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     (d)    Mr. Holmes has the sole right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of the Issuer's shares of common stock held by Mr. Holmes. Mr. Holmes children will receive the proceeds of any shares they sell.

     (e)     Mr. Holmes is still a five percent shareholder.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Mr. Holmes is not currently a party to any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.  Materials to be filed as Exhibits.

   None

Signature: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 8, 2001


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Jeff Holmes